EXHIBIT 99-2


             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

     The Company wishes to caution readers that the following important factors, among others, in some cases have affected the Company's results and in the future could cause actual results and needs of the Company to vary materially from past results and needs and from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The businesses in which the Company is engaged are in rapidly changing and competitive markets and involve a high degree of risk. Accuracy with respect to forward looking projections is difficult.

Risks Relating to Our Property and Casualty Insurance Business

Our results may fluctuate as a result of cyclical changes in the property and casualty insurance industry.

     We generate a significant portion of our total revenues through our property and casualty insurance subsidiaries. The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability could be affected significantly by:

     o increases in costs, particularly those occurring after the time our insurance products are priced and including construction, automobile, and medical and rehabilitation costs;

     o competitive and regulatory pressures which may affect the prices of our products and the nature of the risks covered;

     o volatile and unpredictable developments, including severe weather, catastrophes and terrorist actions;

     o legal, regulatory and socio-economic developments, such as new theories of insured and insurer liability and related claims, increases in the size of jury awards, and increases in construction, automobile repair and medical and rehabilitation costs;

     o fluctuations in interest rates, inflationary pressures, default rates and other factors that affect investment returns; and

     o other general economic conditions and trends that may affect the adequacy of reserves.

     The demand for property and casualty insurance can also vary significantly based on general economic conditions, rising as the overall level of economic activity increases and falling as such activity decreases. The fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Actual  losses  from  claims   against  our  property  and  casualty   insurance
subsidiaries may exceed their reserves for claims.

     Our property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates, involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, costs of repair and replacement, legislative activity and other factors.

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

     The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines. These include workers' compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

     We regularly review our reserving techniques, reinsurance and the overall adequacy of our reserves based upon:

     o our review of historical data, legislative enactments, judicial decisions, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions;

     o    our review of per claim information;

     o historical loss experience of our property and casualty insurance subsidiaries and the industry as a whole; and

     o    the form of our property and casualty insurance policies.

     Because setting reserves is inherently uncertain, we cannot provide assurance that the existing reserves or future reserves established by our property and casualty insurance subsidiaries will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

Due to our geographical concentration in our property and casualty business, changes in the economic, regulatory and other conditions in the regions where we operate could have a significant negative impact on our business as a whole.

     We generate a significant portion of our property and casualty insurance net premiums written and earnings in Michigan, Massachusetts and other states in the Northeast, including New York, New Jersey, Maine, Connecticut, New Hampshire, Rhode Island and Vermont. For the nine months ended September 30, 2003, approximately 37% and 17% of our net written premium in our property and casualty business was generated in the states of Michigan and Massachusetts, respectively. Massachusetts and New Jersey in particular, with respect to private passenger automobile insurance, are highly regulated, impose significant rate control and residual market charges, and restrict a carrier's ability to exit such markets. The revenues and profitability of our property and casualty insurance subsidiaries are subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast. Because of our strong regional focus, our business as a whole could be significantly affected by changes in the economic, regulatory and other conditions in the regions where we transact business.

Catastrophe losses could materially reduce our profitability or cash flow.

     Our property and casualty insurance subsidiaries are subject to claims arising out of catastrophes that may have a significant impact on their results of operations and financial condition. We may experience catastrophe losses which could have a material adverse impact on our business. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather, sabotage, terrorist actions and explosion. The frequency and severity of catastrophes are inherently unpredictable.

     The extent of gross losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. The extent of net losses depends on the amount and collectibility of reinsurance.

     Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial multiple peril insurance have, in the past, generated the vast majority of our catastrophe-related claims. Our catastrophe losses have historically been principally weather related, particularly snow and ice damage from winter storms.

     We purchase catastrophe reinsurance as protection against catastrophe losses. Based upon our review of our reinsurers' financial statements and reputations in the reinsurance marketplace, we believe that the financial condition of our reinsurers is sound. However, reinsurance is subject to credit risks, including those resulting from over-concentration within the industry. The availability, scope of coverage and cost of reinsurance could be adversely affected by the losses incurred from the September 11, 2001 terrorist attacks and the perceived risks associated with possible future terrorist activities. We cannot currently estimate the impact of these events on us. We also cannot provide assurance that our current reinsurance will be adequate to protect us against future catastrophe losses or that reinsurance will continue to be available to us at commercially reasonable rates or with coverage provisions reflective of the risks underwritten in our primary policies.

We may incur financial losses resulting from our participation in shared market mechanisms and mandatory and voluntary pooling arrangements.

     As a condition to conducting business in several states, our property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements. These arrangements are designed to provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage. We cannot predict whether our participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to us. For the nine months ended September 30, 2003 and 2002, we incurred an underwriting loss from participation in these mechanisms and pooling arrangements of $24.2 million and $21.1 million, respectively. We may face similar losses in the future.

     In addition, we may be adversely affected by liabilities resulting from our previous participation in certain voluntary assumed reinsurance pools, including accident and health reinsurance pools and certain property and casualty reinsurance pools. We discontinued our participation in the accident and health reinsurance pools in 1998, but remain subject to claims from periods in which we participated as well as for certain continuing obligations in a limited number of accident and health pools that we were prohibited from exiting in full. We have terminated participation in virtually all property and casualty voluntary pool business, but also remain subject to claims related to periods in which we participated. The accident and health and property and casualty assumed reinsurance businesses have suffered substantial losses during the past several years, particularly related to environmental and asbestos exposure for property and casualty coverages. Due to the inherent volatility in these businesses, possible issues related to the enforceability of reinsurance treaties in the industry and to the recent history of increased losses, we cannot provide assurance that our current reserves are adequate or that we will not incur losses in the future. Although we have discontinued participation in these reinsurance pools as described above, we are subject to claims related to prior years or from pools we could not exit in full. Our operating results and financial position may be harmed from liabilities resulting from any such claims.

Our profitability could be adversely affected by periodic changes to our relationships with our agencies.

Our Property and Casualty segment reviews our agencies from time to time to identify those that do not meet our profitability standards or are not strategically aligned with our business. Following these periodic reviews, we may restrict such agencies' access to certain types of policies or terminate our relationship with them, subject to applicable contractual and regulatory requirements to renew certain policies for a limited time. For example, in 2001 we identified approximately 700 agencies with whom we either limited or terminated our relationship. We have realized a decline in our annual written premium in the first nine months of 2003 as a result of these actions and anticipate that our written premiums will continue to decline, although at a lower rate, in future periods. We expect our overall profitability to improve over time as a result of expected lower losses incurred, however, we cannot be sure that we will achieve the desired results from these measures, and our failure to do so could negatively affect our operating results and financial position.

Risks  Relating  to  Our  Allmerica  Financial  Services  and  Asset  Management
Businesses

Interest rate fluctuations could negatively affect our profitability.

     Some of our products, including guaranteed investment contracts, funding agreements, the general account options in our variable products, traditional whole and universal life insurance and fixed annuities expose us to the risk that changes in interest rates will reduce our "spread", or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our general account investments intended to support our obligations under the contracts. Declines in our spread from these products or other spread businesses we conduct could have a material adverse effect on our business or results of operations.

     In periods of increasing interest rates, we may not be able to replace the assets in our general account investment portfolios with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products profitable. We therefore may have to accept a lower spread and thus lower profitability or face greater loss of existing contracts and related assets. In periods of declining interest rates, we may have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which increases this risk. Because we are entitled to reset the interest rates on our general account supported life insurance and annuity products and guaranteed investment contracts only at limited, pre-established intervals, and since many of our policies have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

     A decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could have a material adverse effect on our results of operations.

Increases in interest rates may cause increased surrenders and withdrawal of insurance products.

     In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns. This process may lead to a flow of cash out of our businesses. These outflows may require investment assets to be sold at a time when prices for those assets are lower because of the increase in market interest rates, which may result in realized investment losses. The value of fixed income investments, in particular, tends to fluctuate in an inverse relationship to interest rates. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds. In addition, unanticipated withdrawals and terminations, as well as adverse selection on the basis of age, may require us to accelerate the amortization of deferred policy acquisition costs. This would increase our current expenses.

A decline or increase in volatility in the securities markets may negatively affect our business.

     Our investment-based and asset management products and services expose us to the risk that surrenders in variable life and annuity products and withdrawal of assets from other investment products will increase if, as a result of a continued market downturn, increased market volatility or other market conditions, customers become dissatisfied with their investments. A declining market also leads to lower account balances as a result of decreases in market value of assets under management. In many cases, our fees in these businesses are based on a percentage of the assets we manage and, if account values decline, our fee revenue declines.

     These factors may lead to a flow of cash out of our businesses. These outflows may require investment assets to be sold at a time when prices for those assets are lower, which may result in realized investment losses. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds. In addition, unanticipated withdrawals and terminations, as well as adverse selection on the basis of age, or guaranteed minimum death benefit exposure may require us to accelerate the amortization of deferred policy acquisition costs. This would increase our current expenses.

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

     In addition, the lower account balances that result from a declining securities market particularly affect our variable annuity products that offer guaranteed minimum death benefits, or GMDB. Under certain market conditions, including those we currently face, the assets in an annuitant's account may be insufficient to satisfy our GMDB obligations at the time of an annuitant's death. In this case, we must satisfy the difference from other cash sources. In the event that a significant number of deaths of such annuitants occur at a time that account balances are decreased as a result of a market downturn which resulted in claims in excess of our GMDB reserve, our liquidity, level of statutory capital and earnings would be significantly and adversely affected. At September 30, 2003, our GMDB reserve under GAAP (Generally Accepted Accounting Principles) was $32.0 million. We cannot provide assurance that this reserve will prove adequate in light of subsequent events.

Actual losses from claims against our life insurance subsidiaries may exceed their reserves for claims.

     For our life insurance and annuity products, we calculate reserves based on assumptions and estimates such as estimated premiums we will receive over the assumed life of each policy, the timing of the event covered by the insurance policy, the expected life of the insured or annuitant, the anticipated market performance of underlying investments, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive. We establish reserves based on assumptions and estimates of mortality and morbidity rates, policy and claim termination rates, benefit amounts, investment returns and other factors. Because setting reserves is inherently uncertain, we cannot provide assurance that our existing reserves or future reserves to support our obligations under our life and insurance annuity products will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

We  could  be  adversely   affected  by  litigation   regarding   insurers'  and
broker/dealers' sales practices or changes in regulations or the regulatory environment.

     A number of civil jury verdicts have been returned against life and health insurers and broker/dealer distributors in the jurisdictions in which we do business. These cases involved the insurers' or distributors' sales practices or disclosures, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer or distributor, including material amounts of punitive damages. In some states, juries are given substantial discretion in awarding punitive damages in these circumstances. We, from time to time, are subject to litigation of this type.

     The insurance, broker/dealer, investment management (particularly mutual funds and variable product separate accounts) and investment advisory industries are heavily regulated by federal and state laws. The success of our business could be affected by changes in such laws or regulations or the interpretation of such laws and regulations and the corresponding civil litigation environment.

We could be adversely affected by the decision to cease retail sales through our broker/dealer, VeraVest Investments, Inc. ("VeraVest").

     The registered representatives appointed by VeraVest are primarily comprised of advisors who made up our former Agency channel. The activities of these advisors after termination of these appointments could affect persistency of the products previously sold by them, as well as additional payments or deposits made with respect to such products. It is difficult to predict the impact that this action, including any potential related litigation, will have on our future financial results.

Risk Relating to Our Business Generally

Other market fluctuations and general economic, market and political conditions may also negatively affect our business and profitability.

     At September 30, 2003, we held approximately $8.6 billion of investment assets in categories such as fixed maturities, equity securities, mortgage loans and other long-term investments. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by bond, stock, real estate and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and guaranteed investment products depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. We use a variety of strategies to hedge our exposure to interest rate and other market risk. However, hedging strategies are not always available and carry certain credit risks, and our hedging could be ineffective.

     The current uncertainties in the U.S. and international economic and investment climates have adversely affected our businesses and profitability in 2003, and can be expected to continue to do so, unless conditions improve. These general uncertainties contributed to ratings downgrades in our business, which led us, in 2002, to cease new sales of our life insurance and annuity products. In 2003, we have discontinued the retail operations of our broker/dealer, VeraVest.

     Market conditions also affect the value of assets under our employee pension plans. The expense or benefit related to our employee pension plans results from several factors, including changes in the market value of plan assets, interest rates and employee compensation levels. For the first nine months of 2003, we recognized net expenses of $35.9 million related to our employee pension plans. We expect an additional $10.2 million of expenses in the fourth quarter of 2003. Declines in the market value of plan assets and interest rates from levels at December 31, 2002 could negatively affect our results of operations. Additionally, in 2003, we contributed $23 million to our qualified pension plan. We may have to contribute additional funds to our benefit plans in future periods due to the inherent uncertainty surrounding the financial markets and their effect on plan assets.In addition, debt securities comprise a material portion of our investment portfolio. The issuers of those securities, as well as borrowers under the loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts and reinsurers, may be affected by the declining market. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The current uncertain trend in the U.S. and other economies has resulted in increased levels of investment impairments, as indicated by the $238.5 million of impairment charges we took in 2002 and the $52.9 million of impairment charges we took in the first nine months of 2003. We cannot assure you that further impairment charges will not be necessary in the future. Our ability to fulfill our debt and other obligations could be adversely affected by the default of third parties on their obligations owed to us.

We are a holding company and rely on our insurance company subsidiaries for cash flow; we may not be able to receive dividends from our subsidiaries in needed amounts.

     We are a holding company for a diversified group of insurance and financial services companies and our principal assets are the shares of capital stock of our subsidiaries. Our ability to make required debt service payments as well as our ability to pay operating expenses and pay dividends to shareholders, depends upon the receipt of sufficient funds from our subsidiaries.

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

     The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. For example, during 2002, we received $92.1 million of dividends from our property and casualty businesses. Additional dividends from our property and casualty insurance subsidiaries prior to July 2003 would be considered "extraordinary" and would require approval from state regulators. In addition, neither AFLIAC nor FAFLIC can pay dividends except with the permission of the Massachusetts Insurance Commissioner. AFC's need for funds may be affected by its commitment with the Commonwealth of Massachusetts Insurance Commissioner to maintain a minimum risk-based capital ratio for AFLIAC of 100% of the Company Action Level, indefinitely. We have not received dividends from our life insurance subsidiaries.

     Because of the regulatory limitations on the payment of dividends from our insurance company subsidiaries, we may not always be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our debt and other obligations. The inability of our subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and funding obligations would have a material adverse effect on us. These regulatory dividend restrictions also impede our ability to transfer cash and other capital resources among our subsidiaries.

     Our dependence on our insurance subsidiaries for cash flow exposes us to the risk of changes in their ability to generate sufficient cash inflows from new or existing customers or from increased cash outflows. Cash outflows may result from claims activity, surrenders, lapses or investment losses. Reductions in cash flow from our subsidiaries would have a material adverse effect on our business and results of operations.

Fluctuations in currency exchange rates may adversely affect our financial condition.

     We have investments in securities denominated in foreign currencies. As of September 30, 2003, our investments in foreign currency denominated securities amounted to approximately $23.3 million, based on the exchange ratio prevailing on that date between the U.S. dollar and the relevant foreign currency. We also hold trust obligations backed by funding obligations denominated in foreign currencies. As a result, we are exposed to changes in exchange rates between the U.S. dollar and various foreign currencies, including the Swiss Franc, Japanese Yen, British Pound and the Euro. To the extent these exchange rates fluctuate in the future, our financial condition could be adversely affected.

     We enter into foreign exchange swap, futures or options contracts, as well as compound foreign currency or interest rate swap contracts from time to time to mitigate risks from foreign currency fluctuations. However, we cannot provide assurance that these measures will be adequate, or that these risks will not adversely affect our business. Furthermore, swap contracts and similar transactions also expose us to credit risk with the counter-party to the transaction.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

     Our insurance businesses are subject to supervision and regulation by the state insurance authority in each state in which we transact business. This system of supervision and regulation relates to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the ability to terminate agents, supervisory and liability responsibilities for agents and registered representatives, the setting of premium rates, the requirement to write certain classes of business which we might otherwise avoid or charge different premium rates, restrictions on the ability to withdraw from certain lines of business, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors.

     State regulatory oversight and various proposals at the federal level may in the future adversely affect our ability to sustain adequate returns in certain lines of business or in some cases, such as Massachusetts private passenger automobile business, operate the line profitably. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Products that are also "securities", such as variable life insurance and variable annuities, are also subject to federal and state securities laws and such products and their distribution by our broker/dealer are regulated and supervised by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, and state securities commissions. Our business could be negatively impacted by adverse state and federal legislation or regulation, including those resulting in:

     o    decreases in rates;

     o    limitations on premium levels;

     o    increases in minimum capital and reserve requirements;

     o    benefit mandates;

     o    limitations on the ability to manage care and utilization;

     o    requirements to write certain classes of business;

     o    tax treatment of insurance and annuity products; and

     o    restrictions on underwriting.


     In addition, broker/dealers are subject to regulations which cover all aspects of securities business, including:
     o    sales methods and supervision;
     o    trading practices among broker/dealers;
     o    use and safekeeping of customers' funds and securities;
     o    recordkeeping;
     o    compensation;
     o    and the conduct of directors, officers and employees.

     These regulations serve to protect the customers and other third parties who deal with us and are designed to protect the integrity of the financial markets. If we are found to have violated an applicable regulation, administrative or judicial proceedings may be initiated against us which could result in censures, fines, civil penalties, the issuance of cease-and-desist orders, the deregistration or suspension of our broker/dealer activities, among other consequences. These actions could have a material adverse effect on our financial position and results of operations.

We are rated by several rating agencies, and our ratings could adversely affect our operations.

     Ratings have become increasingly important in establishing the competitive position of insurance companies. Our ratings are important in marketing the products of our insurance companies to our agents and customers, since rating information is broadly disseminated and generally used throughout the industry.

     Our insurance company subsidiaries are rated by A.M. Best and Moody's, and certain of our insurance company subsidiaries are rated for their claims-paying ability by Standard & Poor's. These ratings reflect a rating agency's opinion of our insurance subsidiaries' financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. These ratings are not evaluations directed to investors, and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by the rating agencies and we cannot guarantee the continued retention or improvement of our current ratings.

     During 2002, our ratings were lowered by A.M. Best, Moody's and Standard & Poor's. As a result of the ratings downgrades in 2002 of the life insurance companies, we determined not to continue new sales of proprietary products in the AFS segment and we experienced increased surrender rates in the life insurance and annuity business. In addition, we are no longer able to sell GIC products. These downgrades have also caused counterparties to terminate certain swap agreements, which have been replaced with alternative derivative instruments.

     The decrease in the property and casualty ratings, in particular the A.M. Best rating, could continue to negatively impact earnings and growth in this business, primarily in commercial lines and relations with our agents, including our ability to appoint new agents. We secured third party guarantees, which expire in June 2004, in an effort to minimize the loss of commercial lines business as a result of the downgrades. These measures are primarily intended to reduce the risk of cancellation or non-renewal of these commercial policies in the near term. We believe that the longer the ratings remain at the current level, the greater the adverse effect of the lower ratings on the operating results of the Property and Casualty segment. There can be no assurance that these downgrades, or any further downgrades that may occur, will not have a material adverse effect on our results of operations and financial position.

     Ratings downgrades have also adversely affected the cost and availability of any additional debt or equity financing, including financing of operating funds for AMGRO, our property and casualty premium financing subsidiary, and will continue to do so in the future should ratings remain at current levels or decrease further.

Negative changes in our level of statutory surplus could adversely affect our ratings and profitability.

     The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Regulators may require that additional capital be contributed to increase the level of statutory surplus. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by private rating agencies.

     The National Association of Insurance Commissioners, or NAIC, uses a system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The system, known as risk-based capital, is in addition to the states' fixed dollar minimum capital and other requirements. The system is based on risk-based formulas (separately defined for life and health insurers and property and casualty insurers) that apply prescribed factors to the various risk elements in an insurer's business and investments to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. We believe that any failure to maintain appropriate levels of statutory surplus would have an adverse impact on our ability to grow our property and casualty business profitably.

We are subject to mandatory assessments by state guaranty funds; an increase in these assessments could adversely affect our results of operations and financial condition.

All fifty states of the United States have insurance guaranty fund laws requiring life and property and casualty insurance companies doing business within the state to participate in guaranty associations. These associations are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. The associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged.
Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states, although the ability of our life insurance subsidiaries to recover such assessments in the future will be greatly limited by the fact that we receive premiums, and thus pay premium taxes, only on existing business. During 2002, we had a total assessment of approximately $7.1 million levied against us. Through

September 30, 2003, we had a total assessment of approximately $1.3 million. A significant portion of our assessments occur in the fourth quarter. As such, we anticipate our assessments will increase significantly in the fourth quarter of 2003 as compared to the first nine months of 2003. Although the total assessment amount for 2003 is still unknown, these assessments may increase above levels experienced in 2002. Increases in these assessments in the future depend upon the rate of insolvencies of insurance companies. An increase in assessments could adversely affect our results of operations and financial condition.

Intense competition could negatively affect our ability to maintain or increase our profitability.

     We compete with a large number of other companies in each of our three principal segments: property and casualty insurance, financial services and asset management. We compete, and will continue to compete, with national and regional insurers, mutual companies, specialty insurance companies, underwriting agencies and financial services institutions. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry, particularly as the laws separating banking, insurance and securities have been relaxed, resulting in increased competition from large, well-capitalized financial services firms. Many of our competitors have greater financial, technical and operating resources than we do. In addition, competition in the property and casualty insurance markets has intensified over the past several years. This competition may have an adverse impact on our revenues and profitability.

     A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

     o the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

     o    the implementation of commercial lines deregulation in several states;

     o programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage;

     o changing practices caused by the Internet, which have led to greater competition in the insurance business in general, and

     o proposals, from time to time, to provide for federal chartering of insurance companies.

     In addition, we could face heightened competition resulting from the entry of new competitors and the introduction of new products by new and existing competitors. Increased competition could make it difficult for us to obtain new customers, retain existing customers or maintain policies in force by existing customers. It could also result in increasing our service, administrative, policy acquisition or general expense due to the need for additional advertising and marketing of our products or products of our strategic alliances. In addition, our administrative or management information systems expenditures could also increase substantially as we try to maintain our competitive position. We cannot provide assurance that we will be able to maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

     If we are unable to attract and retain qualified personnel, we may not be able to compete effectively and our operations could be impacted significantly.

     Our future success will be affected by our continued ability to attract and retain qualified executives, particularly those experienced in the property and casualty industry.

We cannot be sure that our reinsurers will pay in a timely fashion, if at all.

We purchase reinsurance by transferring part of the risk that we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. As of September 30, 2003, our reinsurance receivable amounted to approximately $2 billion. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or, in cases where we are a reinsurer to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. We cannot be sure that our reinsurers will pay the reinsurance recoverables owed to us currently or in the future or that they will pay such recoverables on a timely basis. Additionally, the availability, scope of coverage, cost, and creditworthiness of reinsurance, could be adversely affected as a result of the September 11, 2001 terrorist attacks, the conflict in Iraq and the perceived risks associated with future terrorist activities. We cannot currently estimate the impact of these events on us.

Changes in federal income tax law could make some of our products less attractive to customers and increase our tax costs.

     In June 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 was enacted. The 2001 Act contains provisions that will, over time, significantly lower individual tax rates. This will have the effect of reducing the benefits of deferral on the build-up value of annuities and life insurance products. The 2001 Act also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent's estate. Some of these changes might result in increased surrenders of insurance products. We cannot predict the overall effect on such products of tax law changes included in the 2001 Act.

     Congress has, from time to time, also considered other tax legislation, including legislation that would reduce or eliminate the benefit of the current federal income tax rule under which tax on the build-up value of annuities and life insurance products can generally be deferred until payments are made to the policyholder or other beneficiary and excluded when paid as a death benefit under a life insurance contract and proposals to eliminate any income tax on dividend income.

     Congress, as well as foreign, state and local governments, also consider from time to time, legislation that could increase our tax costs. If such legislation is adopted, our consolidated net income could decline.

     We cannot predict whether such legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, it might affect retention of our products.

Our business continuity and disaster recovery plans may not sufficiently address all contingencies.

     Terrorist actions, catastrophes or other significant events affecting our infrastructure may interrupt our ability to conduct business, and delays in recovery of our operating capabilities could negatively affect our business and profitability.


The effect of our restructuring efforts may adversely impact our business and profitability.

     We could be adversely affected by the restructuring actions that result from our ongoing review of operational matters related to our business, including a review of our markets, products, organization, financial capabilities, agency management, regulatory environment, ancillary businesses and service processes.